For Immediate Release

LMS CLOSES $2.0 MILLION PRIVATE PLACEMENT

Montreal, Quebec, March 6th, 2008 – LMS Medical Systems (AMEX:LMZ; TSX:LMZ), a healthcare technology company and developer of the CALMTM clinical information system and risk management software for obstetrics, today announced that it has closed a $2.0 million private placement.

The private placement comprised 4 million units at a purchase price of $0.50 per unit which generated $2 million in gross proceeds prior to the deduction of placement agent fees and offering related expenses. Each unit is comprised of one common share and a quarter warrant, each full warrant being exercisable for one common share at a strike price of $0.60 for a period of five years from the date of issue. Proceeds from the financing will be used for general working capital and for sales and marketing activities.

About LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

For further information about LMS Medical Systems please contact:

Yves Grou, Chief Financial Officer

LMS Medical Systems Inc.

Tel: (514) 488-3461 Ext. 238

Fax: (514) 488-1880

yves.grou@lmsmedical.com / www.lmsmedical.com

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.